787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 16, 2023

VIA EDGAR

Division of Corporation Finance
Office of Energy and Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: John Coleman, Mining Engineer

Karl Hiller, Branch Chief

Re:	Hallador Energy Company Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 16, 2023 File No. 001-34743

Dear Mr. Coleman:

On behalf of Hallador Energy Company (the “Company”), we are hereby responding to the letter, dated September 12, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2022, filed on March 16, 2023 (the “Form 10-K”).

The Company has responded to all of the Staff’s comments by providing an explanation of the Company’s disclosures and by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2022

Mining Properties, page 31

1.	We understand from your response to prior comments 1 through 5 that you would prefer to limit compliance with the various disclosure requirements referenced in those comments to future filings.

However, considering the scope of this missing content we continue to believe that you will need to file an amendment to provide all of the required disclosures. We suggest that you submit a draft of all revisions for review prior to filing your amendment.

Brussels Chicago Frankfurt Houston London Los Angeles Milan

New York Palo Alto Paris Rome San Francisco Washington

October 16, 2023

We reissue prior comment 1 through 5.

Response: We propose to include additional disclosures in an amendment to the Form 10-K in response to the Staff’s comments in the form marked with underline or strikethrough in Exhibit A to this letter. These additional disclosures will appear in the “Management’s Discussion and Analysis” section of the Form 10-K as shown. We have supplementally provided to the Staff a copy of the letter, dated February 10, 2023, from John T. Boyd Company, which is referenced in Exhibit A, which would be attached as Exhibit 99.2 to the amendment to the Form 10-K.

Exhibits and Financial Statement Schedules, page 72

2.	We note your response to prior comments 6 and 7, indicating that you intend to rely on the 2021 Technical Report Summary prepared by Boyd for the Oaktown Mining Complex, and that you believe the report includes all of the required information.

However, we have reviewed the various sections of the report referenced in your response and continue to believe that you will need to obtain and file a revised Technical Report Summary to address the following requirements.

•	Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K requires information about the price and cut-off grade, which should be included in the Coal Resources and Reserves section of the report. The qualified person should provide a detailed explanation about why he believes the particular price is appropriate; and if relying on a quality cut-off rather than a cut-off grade, should also provide the quality specifications and a clear explanation of the minimum quality parameters.

•	Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K requires information about product markets and price projections which should be presented in the Market Analysis section of the report.

•	Item 601(b)(96)(iii)(B)(17) of Regulation S-K requires information about certain environmental and permitting factors, which should be presented in the Permitting and Compliance section of the report.

•	Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K requires taxes to be considered in the economic analysis from the standpoint of the issuer notwithstanding the operating company status as a pass-through entity.

The revised Technical Report Summary should be attached as an exhibit to the annual report and listed in the exhibit index. We suggest that you submit a draft of the revised report for our review prior to filing your amendment.

Response: We have revised the Technical Report Summary in response to the Staff’s comments and have supplementally provided to the Staff a draft of the revised report, with changes marked in track changes, which would be attached as Exhibit 99.1 to the amendment to the Form 10-K.

October 16, 2023

3.	We understand from your response to prior comment 8 that coal associated with various uncontrolled tracts that you expect to acquire in the future, i.e. materials not classified as a mineral reserve, have been included in your life-of-mine plan and project economics.

Although you indicate the mineral rights to these parcels are expected to be acquired “during the ordinary course of business,” the quantities utilized in the life of mine plan and project economics of a feasibility study or preliminary feasibility study, must be limited to those in which you hold an ownership interest and which constitute a mineral reserve, consistent with Item 1300 and 1302(e)(3) of Regulation S-K.

Please arrange to obtain and file a revised Technical Report Summary having a life-of- mine plan and project economics that are consistent with these requirements.

Response: We have revised the Technical Report Summary in response to the Staff’s comments and have supplementally provided to the Staff a draft of the revised report, with changes marked in track changes, which would be attached as Exhibit 99.1 to the amendment to the Form 10-K.

* * * * *

Please do not hesitate to contact Sean M. Ewen, Esq. at (212)-728-8867 of Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP

cc:	Lawrence Martin Hallador Energy Company

Page 4 October 16, 2023

Exhibit A

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our consolidated financial statements should be read in conjunction with this discussion.  The following analysis includes a discussion of metrics on a per ton basis derived from the condensed consolidated financial statements, which are considered non-GAAP measurements.  These metrics are significant factors in assessing our operating results and profitability.

OVERVIEW

Hallador Energy Company (the "Company" or "Hallador") is an energy company operating in the state of Indiana.  Historically, the largest portion of our business has been devoted to coal mining in the State of Indiana through Sunrise Coal, LLC (a wholly-owned subsidiary) serving the electric power generation industry.

On October 21, 2022, the Company, through its subsidiary Hallador Power Company, LLC, completed its acquisition of the  one Gigawatt ("GW") Merom Generating Station ("Merom") located in Sullivan County, Indiana pursuant to an Asset Purchase Agreement (the "Purchase Agreement") with Hoosier Energy (the "Seller").

As a result of the Merom acquisition, commencing with this Form 10-K, the Company has two reportable segments: coal operations (operated by Sunrise Coal, LLC) and electric operations (operated by Hallador Power Company, LLC).

In addition to our reportable segments, the remainder of our operations are presented as "Corporate and Other" and primarily are comprised of  unallocated corporate costs in addition to activities such as a 50% interest in Sunrise Energy, LLC, a private gas exploration company with operations in Indiana, accounted for using the equity method, and our wholly-owned subsidiary Summit Terminal LLC, a logistics transport facility located on the Ohio River.

Fiscal year 2022 was a transitional year for Hallador.  The market price for coal approached all-time highs.  We were successful in signing 2.2 million tons of new coal sales contracts at an average price of ~$125 per ton in the summer of 2022, of which a small percentage of deliveries were completed in 2022 and will continue through 2025 with the majority contracted to be delivered in 2023.  To fulfill these obligations, we invested substantially in 2022 to expand our coal production capacity from ~6 million tons annually to ~7.5 million tons in 2023.

In addition to our acquisition of Merom in Q4 2022 described above, we also expanded our coal production capacity by adding more units of production at our Oaktown Mining Complex, opening a small surface mine pit near Freelandville, Indiana ("Freelandville"), and moving our Ace in the Hole production to a small surface mine pit near Petersburg, Indiana ("Prosperity").  Freelandville and Prosperity production began in Q3 2022.  Volumes from these new pits are expected to be higher cost, and our newer workforce and surface pits will require a ramp to reach peak productivity.  We will continue to evaluate the productivity of these mines in connection with market conditions to determine the appropriate operational balance.

Page 5 October 16, 2023

To help fund our investment in expanded mine production, improve our liquidity, and position us to efficiently operate Merom, we issued $29 million of convertible notes, $10 million in Q2 2022 and $19 million in Q3 2022.  The $10 million of notes issued in Q2 2022 have been converted into the Company's common stock, bringing our outstanding share count to 33.0 million shares as of December 31, 2022. If the additional notes issued in Q3 2022 were to also convert, our outstanding share count would increase to approximately 36.1 million shares, representing an approximate 17% increase in share count.

Bank debt was reduced during the year by $26.5 million bringing the balance owed at the end of fiscal 2022 to $85.2 million, bringing the Debt to EBITDA covenant under our credit agreement to 2.05X at the end of fiscal 2022. See Note 5 to our consolidated financial statements for additional discussion about our bank debt and related liquidity.

Internal Controls Disclosure

The preparation of coal reserve and resource estimates is conducted by independent individuals who are by virtue of their education, experience and professional association considered qualified persons (as defined in SEC rules). Company personnel meet on an annual basis with the independent qualified person to provide updates to the reserve and resource estimates. Company personnel review the work of the qualified person to ensure such work is prepared in accordance with applicable rules and regulations and that the data and assumptions provided were properly applied to the final reserve and resource model. The Company’s engineering personnel ensure estimates are based on current mine plans, incorporate the most recent drilling and lab data, properly reflect changes in permitting status, consider known encumbrances, and are consistent with operating knowledge and expectations in terms of mining methods, recovery rates, minimum seam heights or maximum strip ratios, and saleable qualities.

An American National Standards Institute-certified third-party laboratory is utilized to support reserve and resource estimates. The laboratory follows standard sample preparation, security and environmental procedures. In addition, the Company’s qualified person performs independent data verification procedures to ensure data is of sufficient quantity and reliability to reasonably support the coal reserve and resource estimates.

Estimates of any mineral reserve and resources are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things, the amount, quality, and completeness of exploration data; geological complexity of the deposit; and economic, legal, social and environmental factors associated with mining the reserve/resource. The Company’s current coal reserves and resource estimates are based on the best information available and are subject to updates as conditions change. Also refer to Item 1A. Risk Factors for discussion of risks associated with the estimates of the Company’s reserves and resources.

Summary of All Mining Properties

The Company has six total mining properties. These properties are the Oaktown Mining Complex, which is comprised of Oaktown Fuels No. 1 Mine and Oaktown Fuels No. 2 Mine, the Ace in the Hole Mine, the Ace in the Hole Mine #2 Reserves, Prosperity, and Freelandville. The Oaktown Fuels No. 1 Mine is an underground mine in the Illinois Basin located near Oaktown in Knox County, Indiana. Oaktown Fuels No. 1 Mine utilizes continuous mining units operating in room and pillar mining techniques to produce high-sulfur coal. The Oaktown Fuels No. 2 Mine is an underground mine in the Illinois Basin located near Oaktown in Knox County, Indiana. The Oaktown Fuels No. 2 Mine utilizes continuous mining units operating in room and pillar mining techniques to produce high-sulfur coal. The preparation plant at the Oaktown Mine Complex has a throughput capacity of 1,600 tons of raw coal per hour. Freelandville is a surface mine in the Illinois Basin located near Freelandville in Knox County, Indiana. Freelandville utilizes surface mining techniques to produce high-sulfur coal from as many as three seams. The coal is trucked to the Carlisle Washplant for washing before being shipped by rail at the Carlisle loadout, by truck to other Sunrise Coal logistic facilities or directly to customers. Prosperity is a surface mine in the Illinois Basin located near Petersburg in Pike County, Indiana. Prosperity utilizes surface mining techniques to produce low-sulfur coal. The low-sulfur coal is trucked to the Oaktown Complex and other Sunrise Coal logistic facilities where it is blended with coal from the Oaktown Mines. Ace in the Hole Mine is now depleted.

These properties and further summaries concerning property description, purpose, property overview, geology, background, processing operations, mine infrastructure, and market analysis can be found and are hereby incorporated by reference from Sections 1.1, 1.2, 1.3, 1.6, 2.1, 3, 4, 5, 6, 7.1, 7.3, 7.4, 8, 9, and 10 from the October 2023 Technical Report Summary prepared by the John T. Boyd Company, attached as Exhibit 99.1 to this Form 10-K/A.

Page 6 October 16, 2023

The following figure shows the general location of All Mining Properties discussed above:

Individual Mining Properties

The following information concerning our mining properties has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to us for the fiscal year ended December 31, 2021.  These requirements differ from the previously applicable disclosure requirements of SEC Industry Guide 7.  Among other differences, subpart 1300 of Regulation S-K requires us to disclose our mineral (coal) resources, which we have none, in addition to our mineral (coal) reserves, as of the end of our most recently completed fiscal year both in the aggregate and for each of our individually material mining properties.

As used in this Annual Report on Form 10-K, the terms “mineral resources,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with subpart 1300 of Regulation S-K.  Under subpart 1300 of Regulation S-K, mineral resources may not be classified as “mineral reserves” unless the determination has been made by a qualified person (QP) that the mineral resources can be the basis of an economically viable project.  You are specifically cautioned not to assume that any part or all of the mineral deposits (including any mineral resources) in these categories will ever be converted into mineral reserves, as defined by the SEC.

Page 7 October 16, 2023

Internal qualified person(s) have estimated the Company’s mineral reserves and mineral resources based on geologic data, coal ownership (control) information, and current and/or proposed operating plans.  Periodic updates occur to mineral reserve and mineral resource estimates attributable to revised mine plans, new exploration data, depletion from coal production, property acquisitions or dispositions, and/or other geologic or mining data.  Sunrise’s estimates of mineral reserves are proven and probable reserves that could be extracted or produced at the time of the reserve determination, economically, legally, and after considering all material modifying factors.  Modifications or updates of the estimates of the Company’s mineral reserves is limited to qualified geologists and mining engineers.  All modifications or updates of the estimates of recoverable coal reserves are documented.  The John T. Boyd Company, a qualified person firm, has assessed the Company’s estimates of mineral reserves and mineral resources and supporting information.  Based upon the review, John T. Boyd Company provided modification to the Company’s estimates of mineral reserves where warranted.

The information that follows is derived, for the most part, from, and in some instances is extracted from, the Oaktown Mining Complex technical report summary (“TRS”) from John T. Boyd Company dated October, 2023 in accordance with Subpart 1300 of Regulation S-K (Coal Resources and Coal Reserves, Oaktown Mining Complex) attached hereto as Exhibit 99.1 to this Form 10-K/A; and a letter, dated February 10, 2023, from John T. Boyd Company providing an update of estimated coal reserves at the Oaktown Mining Complex as of December 31, 2022, attached as Exhibit 99.2 to this Form 10-K/A.~~that was filed with our 2021 Annual Report on form 10-K and a subsequent update letter from John T. Boyd Company.  There were no material adjustments to the coal resources and reserves necessitating the filing of an amended or revised TRS.~~  The Oaktown Mining Complex is the Company’s individually material property.  Sections of the following information provided herein do not fully describe assumptions, qualifications, and procedures.  Reference should be made to the full text of the TRS which is made a part of this Annual report on Form 10-K and incorporated hereby by reference.  The Oaktown Mining Complex TRS was prepared by the John T. Boyd Company in compliance with the Item 60(b)(96) and subpart 1300 of Regulation S-K.

The Company hereby incorporates by reference Section 6.3 “Coal Reserves” from the TRS, attached as Exhibit 99.1 to this Form 10-K/A, as to the mineral price, cut-off grade, and metallurgical recovery factors utilized in John T. Boyd Company’s preparation of the mineral reserve estimates. The Company hereby incorporates the letter, dated February 10, 2023, from John T. Boyd Company, attached as Exhibit 99.2 to this Form 10-K/A, providing an update of the Company's mineral reserves at the Oaktown Mining Complex as of December 31, 2022 and including a comparison of the Company’s mineral reserves at the Oaktown Mining Complex as of December 31, 2022 and as of December 31, 2021. The following table provides a summary of all of the Company’s mineral reserves determined by the John T. Boyd Company as of the end of the fiscal year ended December 31, 2022:

SUMMARY MINERAL RESERVES AT END OF THE

FISCAL YEAR ENDED DECEMBER 31, 2022

	Mineral Reserves (tons in millions)

	Proven	Probable	Total
Oaktown Mining Complex
Oaktown Fuels No. 1 Mine	36.2	0.5	36.7
Oaktown Fuels No. 2 Mine	28.5	1.1	29.6
Total	64.7	1.6	66.3

Page 8 October 16, 2023

Oaktown Mining Complex

The Oaktown Mining Complex is a coal mining and processing operation located in Knox and Sullivan counties, Indiana, and Crawford and Lawrence counties, Illinois.  The following figure shows the general location of the Oaktown Mining Complex:

Page 9 October 16, 2023

Comprising 118 square miles within the ILB coal-producing region of the mid-western United States, the Oaktown Mining Complex is one of the largest underground Room-and-Pillar (R&P) coal mining complexes in North America.  The Oaktown Mining Complex operations currently consist of two active underground mines - Oaktown Fuels No. 1 Mine and Oaktown Fuels No. 2 Mine - and related infrastructure.  Geographically, the Oaktown Complex Coal Preparation Plant is located at approximately 28°51’24.7” N latitude and 87°25’30.9” W longitude.  Within the Oaktown Mining Complex area and immediate vicinity, our Company controls approximately 75,000 acres of mineral rights.  This control exists as a complex collection of leases that apply to more than 2,000 tracts.  Each of which range from less than an acre to several hundred acres in size.  Ownership of the surface rights and the mineral rights is often severed for the properties and the estates are often fractions, in which mineral rights are split between several owners.  The Company and its predecessors have acquired the necessary rights to support development and operations through purchase or lease agreements with predominately private owners or entities. As part of the Oaktown Mining Complex, the Company controls surface rights through fee simple ownership for over 1,700 permitted acres.  Upon those acres resides the surface facilities for mine accesses, processing, storing, shipping, and refuse disposal facilities (i.e., refuse impoundment site and fine refuse injection sites).  Our involvement with the Oaktown Mining Complex dates to 2014 with the acquisition of Oaktown Fuels No. 1 and No. 2 Mines from Vectren Fuels.

Each mine of the Oaktown Mining Complex utilizes R&P mining (employing Continuous Miners, or CM) for primary production.  This mining method is highly productive and commercially demonstrated; it has been one of the primary approaches to underground mining the Indiana V Seam for decades.  Oaktown Mining Complex has utilized this mining method since the inception of each operation.  To date, Oaktown Mining Complex has produced a combined 64.7 million tons of clean coal.  The complex is configured to operate up to 7 CM sections, with an annual production target of approximately 7 million product tons.  The Oaktown Complex Coal Preparation Plant serves as the coal washing and shipment facility for the Oaktown Mining Complex’s two R&P mines.  The plant was commissioned in 2009 to wash coal by the Oaktown Fuels No. 1 Mine.  The Oaktown Complex Coal Preparation Plant's processing capacity is in the process of being upgraded to 1,800 raw tons-per-hour (TPH) from its current 1,600 raw TPH.  Product coal from the Oaktown Mining Complex is transported to its customer base via rail, truck, or a combination of both.  The Oaktown Complex Coal Preparation Plant is served by both the CSX Railroad and Indiana Railroad (INRD) via a rail spur and rail loop that connects the complex with the mainline rail just north of Oaktown, Indiana.

Additionally, the Oaktown Complex Coal Preparation Plant can facilitate the loading of trucks for direct transport to select customers, or to our transload facility in Princeton, Indiana serviced by the Norfolk Southern (NS) Railroad.

Sources of electrical power, water, supplies, and materials are readily available.  Electrical power is provided to the mines and facilities by regional utility companies.  Water is supplied by public water services, surface impoundments, or water wells.

Multiple permits are required by federal and state law for underground mining, coal preparation and related facilities, and other incidental activities.  All necessary permits to support current operations are in place or pending approval.  New permits or permit revisions may be necessary from time to time to facilitate future operations.  Given sufficient time and planning, we should be able to secure new permits, as required, to maintain our planned operations within the context of the current regulations.

Permits generally require that the Company post a performance bond in an amount established by the regulator program to: (1) provide assurance that any disturbance or liability created during mining operation is properly mitigated, and (2) assure that all regulation requirements of the permit are fully satisfied. We hold surety bonds to cover obligations relating to mining and reclamation, road repair, etc. Those obligations are currently estimated at $6.8 million.

Page 10 October 16, 2023

Additional information is provided in the following table regarding the Oaktown Mining Complex mineral reserves:

OAKTOWN MINING COMPLEX
Recoverable Coal Reserves as of December 31, 2022 and 2021

	As Received	As Received
	Heat	SO2
	Value	Content
	(Btu/lb)	(lbs/MMBtu)	Owned	Leased	Recoverable Coal Reserves (As-Received)
Mine/Reserve	Approximate	Approximate	(%)	(%)	Proven	Probable	12/31/2022	12/31/2021

Oaktown Mining Complex
Oaktown Fuels No. 1 Mine	11,522	6.1	—	100.0	36.2	0.5	36.7	40.5
Oaktown Fuels No. 2 Mine	11,534	5.7	—	100.0	28.5	1.1	29.6	30.9
Total					64.7	1.6	66.3	71.4

Oaktown Fuels No. 1 Mine

As of December 31, 2022, the assigned and accessible reserve base for the Oaktown Fuels No. 1 Mine contains 36.7 million tons of recoverable Indiana V seam coal, of which 36.7 million tons are currently permitted.  The reserve contains saleable tons which average heating content of approximately 11,522 Btu per pound with approximately 6.1 pounds of sulfur dioxide per MMBtu on an as-received basis.  Access to the Oaktown Fuels No. 1 Mine is via a 90-foot-deep box cut and a 2,200-foot slope, which facilitates the egress of coals being mined in excess of 375 feet below the surface.  Since beginning first commercial coal production in 2009, the mine workings have substantially grown, and an additional mine access (elevator) was constructed for employee and supply ingress/egress closer to the active production faces.

Oaktown Fuels No. 2 Mine

As of December 31, 2022, the assigned and accessible reserve base for the Oaktown Fuels No. 2 Mine contains 29.7 million tons of recoverable Indiana V seam coal, of which 23.8 million tons are currently permitted.  The reserve contains saleable tons which average heating content of approximately 11,534 Btu per pound with approximately 5.7 pounds of sulfur dioxide per MMBtu on an as-received basis.  Access to the Oaktown Fuels No. 2 Mine is via an 80-foot-deep box cut and 2,600-foot slope, which facilitates the egress of coals being mined in excess of 400 feet below the surface.  Since beginning first commercial coal production in 2013 the mines workings have substantially grown and, during 2021, an additional mine access (elevator) has been constructed for employee and supply ingress/egress closer to the active production faces.

Tonnages are reported on a clean recoverable basis with average long-term pricing based on available third-party forecasts and historical pricing adjusted for quality at the end of 2022, with the coal sales price estimated over the life of the reserve averaging approximately $47 (ranging from $42.50 to $64 per short ton), which are the coal sales prices used by John T. Boyd Company to estimate the amount of coal mineral reserves for the Oaktown Fuels No. 1 Mine and Oaktown No. 2 Mine as listed above. Coal sales prices vary based on coal quality, access to transportation, and other factors at each location. All reserves are classified as underground mineable in the production stage.

The Company hereby incorporates by reference the TRS, attached as Exhibit 99.1 to this Form 10-K/A, including Section 6.3 thereof titled “Coal Reserves”, as to the recoverable coal reserves reported above for the Oaktown Fuels No. 1 Mine and Oaktown No. 2 Mine; and (ii) letter, dated February 10, 2023, from John T. Boyd Company, attached as Exhibit 99.2 to this Form 10-K/A, providing an update of the Company's mineral reserves at the Oaktown Mining Complex as of December 31, 2022 and including a comparison of the Company’s mineral reserves at the Oaktown Mining Complex as of December 31, 2022 and as of December 31, 2021.

Page 11 October 16, 2023

Historical production for our Oaktown Mining Complex during the years ended December 31, 2022, 2021, and 2020 is provided in the following table:

	Annual Saleable Production Tons
	(Million Tons)
Mine/Reserve	2022	2021	2020

Oaktown Mining Complex
Oaktown Fuels No. 1 Mine	3.9	3.5	3.4
Oaktown Fuels No. 2 Mine	2.5	2.1	1.8
Total Oaktown Mining Complex Production	6.4	5.6	5.2

Page 12 October 16, 2023

Other Properties

The Company holds other recoverable coal reserves in the ILB, which are not deemed individually material.

Ace in the Hole Mine (Ace) (surface) – Assigned

Ace Mine is now depleted. Remaining inventory of coal and base is scheduled to be moved to our Carlisle and Oaktown wash plants in early 2023. Reclamation will resume in the Spring of 2023. We expect Phase 1 reclamation should be substantially complete by the end of 2023.

~~Ace in the Hole Mine #2 Reserves (surface) – Unassigned~~

~~In 2018, we leased property giving us 1.0 million controlled, saleable tons at a new location 2 miles southwest of our Ace in the Hole mine. Future mine development is being reviewed along with other opportunities.~~

~~Prosperity (surface) – Assigned~~

~~The Prosperity mine contains approximately 0.3 million tons of low sulfur coal needed to blend with our Oaktown coal to reduce the sulfur content to a salable level for Southeastern US markets. The mine opened in the summer of 2022. The mine is producing coal and also reclaiming the slurry pond and refuse pile left by the Prosperity underground mine. Additional reserves are in the area that may extend the life of this mine. Currently the mine is projected to produce approximately 20,000 tons per month until mid-2024.~~

~~Freelandville (surface) – Assigned~~

~~Sunrise is a contract miner at the Freelandville East Mine Center Pit, Permit No. S 358. Sunrise has an option through May 31, 2023 to assume the permit. The permit contains approximately 1.7 million tons of salable coal with an additional 0.6 million available. Mining started in the fall of 2022. Once the mine reaches full capacity in March of 2023 the mine is expected to produce approximately 40,000 salable tons per month.~~

Our Coal Contracts

In 2022, Sunrise sold 6.3 million tons of coal to 14 power plants in five different states across nine different customers.

During 2022, we derived 90% of our revenue from five customers (10 power plants), with each of the five customers representing at least 10% of our coal sales. During 2021, we derived 95% of our revenue from five customers (10 power plants), with each of the five customers representing at least 10% of our coal sales.

Significant customers in 2022 include Vectren Corporation, a wholly-owned subsidiary of CenterPoint Energy (NYSE: CNP), Orlando Utility Commission (OUC), Alcoa Power Generating, Inc., a subsidiary of Alcoa Corporation (NYSE:  AA), Indianapolis Power & Light Company (IPL), a wholly-owned subsidiary of The AES Corporation (NYSE: AES), and Duke Energy Corporation (NYSE: DUK).

Of our 2022 sales, 74% were shipped to locations in the State of Indiana.

Page 13 October 16, 2023

In the summer of 2022, customer coal inventories and natural gas (a competitor to coal) inventory levels were lower than normal.  Customers paid near record prices in 2022 to secure limited fuel supply.  We invested in expanding our mining production to meet the demand. As discussed above we have opened the Prosperity and Freelandville surface mines to meet the demand resulting in contracts being signed raising our estimated average sales price for 2023 to $58.70 per ton.

	Contracted	Estimated
	tons	price
Year	(millions)*	per ton
2023	7.5	$58.70
2024 - 2027 (total)	7.3	**
Total	14.8

*	Contracted tons are subject to adjustment in instances of force majeure and exercise of customer options to either take additional tons or reduce tonnage if such option exists in the customer contract.
**	Unpriced or partially priced tons

As of December 31, 2022, we are committed to supplying our customers up to a maximum of 14.8 million tons of coal through 2027 of which 10.8 million tons are priced.

Beginning in 2024, with the acquisition of the Merom power plant, we have the optionality to sell up to 3.0 million tons of our coal directly to the Merom plant, which would be in addition to the contracted tons to our third party customers described above.  We anticipate our mines will need to produce at a 7 million-ton annualized pace for the foreseeable future to meet the Merom plant and third party market demand.

We expect to continue selling a significant portion of our coal under supply agreements with terms of one year or longer. Typically, customers enter into coal supply agreements to secure reliable sources of coal at predictable prices while we seek stable sources of revenue to support the investments required to open, expand and maintain, or improve productivity at the mines needed to supply these contracts. The terms of coal supply agreements result from competitive bidding and extensive negotiations with customers.

Some utility customers have proposed shuttering certain plant units or entire plants in the coming years.  It remains to be seen whether these plans will be implemented.